UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 31)*

CompX International Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

20563P 10 1
(CUSIP Number)

Robert D. Graham
Three Lincoln Centre
Suite 1700
5430 LBJ Freeway
Dallas, Texas   75240-2620
(972) 233-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 22, 2020
(Date of Event which requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 20563P 10 1

1	NAMES OF REPORTING PERSONS NL Industries, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,758,104
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,758,104
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,758,104
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS Kronos Worldwide, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,758,104
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,758,104
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,758,104
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 20563P 10 1

1	NAMES OF REPORTING PERSONS Valhi, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,758,104
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,758,104
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,758,104
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  20563P 10 1

1	NAMES OF REPORTING PERSONS Dixie Rice Agricultural L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,758,104
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,758,104
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,758,104
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.  20563P 10 1

1	NAMES OF REPORTING PERSONS Contran Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,764,004
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,764,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,764,004
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  20563P 10 1

1	NAMES OF REPORTING PERSONS Lisa K. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,764,004
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,764,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.  20563P 10 1

1	NAMES OF REPORTING PERSONS Harold C. Simmons Family Trust No. 2
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,764,004
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,764,004
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

AMENDMENT NO. 31
TO SCHEDULE 13D

This Amendment No. 31 to this Statement on Schedule 13D (this “Statement”) relates to the class A common stock, par value $0.01 per share (the “Class A Shares”), of CompX International Inc., a Delaware corporation (“CompX”).  Items 2, 4, 5, 6 and 7 of this Statement are hereby amended as set forth below.  The Reporting Persons (as defined below) are filing this amendment as a result of the death of Serena Simmons Connelly on April 22, 2020.

Item 2.	Identity and Background.

Item 2 is amended and supplemented as follows.

(a) The following entities or persons are filing this Statement (collectively, the “Reporting Persons”):

•	NL Industries, Inc. (“NL”) as a direct holder of Class A Shares;

•
Kronos Worldwide, Inc. (“Kronos Worldwide”), Valhi, Inc. (“Valhi”), Dixie Rice Agricultural L.L.C. (“Dixie Rice”) and Contran Corporation (“Contran”) by virtue of their direct or indirect ownership of NL;

•
Lisa K. Simmons by virtue of her ownership of outstanding voting stock of Contran, her position as chair of the Contran board of directors (the “Contran Board”) and as a party to the Contran Stockholders Agreement (as defined and described below); and

•	the Harold C. Simmons Family Trust No. 2 (the “Family Trust”), by virtue of its ownership of outstanding voting stock of Contran.

By signing this Statement, each Reporting Person agrees that this Statement is filed on its or her behalf.

The following is a description of the relationships among the Reporting Persons.

Prior to April 22, 2020, a majority of Contran’s outstanding voting stock was held directly by Ms. Simmons and Serena Simmons Connelly and various family trusts established for the benefit of Ms. Simmons and Ms. Connelly and their children and for which Ms. Simmons or Ms. Connelly, as applicable, serves as trustee (collectively, the “Other Trusts”).  The remainder of Contran’s outstanding voting stock was held by the Family Trust, for which Tolleson Private Bank serves as trustee (the “Trustee”).

Following the death of Ms. Connelly on April 22, 2020, Ms. Simmons and the Family Trust continue to directly hold their shares of Contran voting stock.  Under the terms of the Contran Corporation Amended and Restated Stockholders Agreement dated September 9, 2019 (the “Contran Stockholders Agreement”), and with respect to the shares of Contran voting stock held directly by Ms. Connelly at the time of her death (the “Connelly Direct Shares”), the independent executor of the estate of Ms. Connelly (prior to the completion of the probate of such estate) and the legatee of the Connelly Direct Shares (following completion of the probate of such estate) is required to vote the Connelly Direct Shares in the same manner as Ms. Simmons.  Also under the terms of the Contran Stockholders Agreement, and with respect to the shares of Contran voting stock held by the Other Trusts for which Ms. Connelly previously served as trustee and for which her successor trustee is someone other than Ms. Simmons (the “Connelly Indirect Shares”), such successor trustee is also required to vote the Connelly Indirect Shares in the same manner as Ms. Simmons.  Such voting rights of Ms. Simmons with respect to the Connelly Direct Shares and the Connelly Indirect Shares last through April 22, 2030 and are personal to Ms. Simmons.  Such independent executor, legatee and successor trustee, as applicable, has the power to direct the disposition of the Connelly Direct Shares and the Connelly Indirect Shares, as applicable, subject to certain right-of-first-refusal limitations and restrictions as set forth in the Contran Stockholders Agreement.

Ms. Simmons serves as chair of the Contran Board, and one other member of Contran management also serves on the Contran Board.  The Trustee of the Family Trust has the power to vote the shares of Contran stock held by the Family Trust and to direct the disposition of such shares subject to certain right-of-first-refusal limitations and restrictions as set forth in the Contran Stockholders Agreement.  Ms. Simmons has the power to vote the shares of Contran stock she holds directly or indirectly (for the shares of Contran stock held by the Other Trusts for which she serves as trustee), and by virtue of the Contran Stockholders Agreement has the power to vote the Connelly Direct Shares and the Connelly Indirect Shares.  Ms. Simmons has the power to direct the disposition of the shares of Contran stock she holds directly or indirectly (for the shares of Contran stock held by the Other Trusts for which she serves as trustee) subject to certain right-of-first-refusal limitations and restrictions as set forth in the Contran Stockholders Agreement.

Contran is the holder of the sole membership interest of Dixie Rice and may be deemed to control Dixie Rice.

Ms. Simmons and the Family Trust directly hold, or are related to the following persons or entities that directly hold, the following percentages of the 12,443,057 Class A Shares outstanding as of the close of business on April 27, 2020 based on information from CompX (the “Outstanding Class A Shares”):

NL	86.4%
Contran	Less than 1%
Kronos Worldwide	Less than 1%

Ms. Simmons and the Family Trust directly hold, or are related to the following persons or entities that directly hold, the following percentages of the outstanding shares of NL common stock:

Valhi	82.8%
Kronos Worldwide	Less than 1%

Together, Valhi and Kronos Worldwide may be deemed to control NL.

Ms. Simmons and the Family Trust directly hold, or are related to the following persons or entities that directly hold, the following percentages of the outstanding shares of Kronos Worldwide common stock:

Valhi	50.2%
NLKW Holding LLC (“NLKW”)	30.5%
Contran	Less than 1%

Together, Valhi, NL (and its wholly owned subsidiary NLKW) and Contran may be deemed to control Kronos Worldwide.

Ms. Simmons and the Family Trust directly hold, or related to the following persons or entities that directly hold, the following percentages of the outstanding shares of Valhi common stock:

Dixie Rice	91.5%

Dixie Rice may be deemed to control Valhi.

NL (including a wholly-owned subsidiary of NL) and Kronos Worldwide own 14,372,970 shares and 1,724,916 shares, respectively, of Valhi common stock.  As already stated, Valhi is the direct holder of approximately 82.8% of the outstanding shares of common stock of NL and 50.2% of the outstanding shares of Kronos Worldwide common stock.  As a result of Valhi’s direct and indirect ownership of NL and Kronos Worldwide and pursuant to Delaware law and Section 13(d)(4) of the Exchange Act, Valhi treats the shares of Valhi common stock that NL and Kronos Worldwide own as treasury stock for voting purposes.  For the purposes of this statement, such shares of Valhi common stock that NL and Kronos Worldwide hold are not deemed outstanding.

By virtue of the stock ownership of each of Kronos Worldwide, NL, Valhi, Dixie Rice and Contran, Ms. Simmons being a beneficiary of the Family Trust, the direct holdings of Contran voting stock by Ms. Simmons, the voting rights conferred to Ms. Simmons by the Contran Stockholders Agreement with respect to the Connelly Direct Shares and the Connelly Indirect Shares, the position of chair of the Contran Board by Ms. Simmons, and the Family Trust’s ownership of Contran voting stock, in each case as described above, (a) Ms. Simmons and the Family Trust (and the Trustee, in its capacity as trustee of the Family Trust) may be deemed to control Contran, Dixie Rice, Valhi, NL, Kronos Worldwide and CompX and (b) Ms. Simmons, the Family Trust (and the Trustee, in its capacity as trustee of the Family Trust), Contran, Dixie Rice, Valhi, NL and Kronos Worldwide may be deemed to possess indirect beneficial ownership of, and a pecuniary interest in, shares of common stock directly held by such entities, including any Class A Shares.  However, Ms. Simmons and the Family Trust (and the Trustee) each disclaims beneficial ownership of, and such pecuniary interest in, such shares beneficially owned, directly or indirectly, by any of such entities, except to the extent of their direct beneficial ownership, if any, in shares of such entities.

Certain information concerning the directors and executive officers of Kronos Worldwide, NL, Valhi, Dixie Rice and Contran is set forth on Schedule B attached hereto and incorporated herein by reference.

(b) The principal offices of Kronos Worldwide, NL, Valhi, Dixie Rice and Contran are located at, and the business address of, Lisa K. Simmons is, Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.  The business address of the Family Trust is 5550 Preston Road, Suite B, Dallas, Texas 75205.  The business addresses of the remaining directors and executive officers of NL, Kronos Worldwide, Valhi, Dixie Rice and Contran are set forth on Schedule B to this Statement and incorporated herein by reference.

(c) Kronos Worldwide is principally engaged in the international production of titanium dioxide products.

NL is principally engaged in the manufacturing of security products and recreational marine components through CompX and the holding of the securities described above as directly held by NL (or one of its wholly owned subsidiaries).

In addition to the activities engaged in through Kronos Worldwide and NL, Valhi is engaged through certain of its subsidiaries in real estate management and development.

In addition to activities engaged in through Valhi and the other companies it may be deemed to control, as described above, Dixie Rice is principally engaged in holding the securities described above as directly held by Dixie Rice and in land management and oil and gas activities.

Contran is principally engaged in the activities engaged in through Dixie Rice and Valhi.

The Family Trust is a trust organized under the laws of the state of Texas.

(d) None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Kronos Worldwide, Valhi and Contran are Delaware corporations.  NL is a New Jersey corporation.  Dixie Rice is a Louisiana limited liability company.  The Family Trust is a trust created under the laws of the state of Texas.  Except as noted in Schedule B, Lisa K. Simmons and all the persons named on Schedule B to this Statement are citizens of the United States.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented as follows.

Depending upon their evaluation of CompX’s business and prospects, and upon future developments (including, but not limited to, performance of the Class A Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be related to Contran may from time to time purchase Class A Shares, and any of the Reporting Persons or other entities that may be deemed to be related to Contran may from time to time dispose of all or a portion of the Class A Shares held by such person, or cease buying or selling Class A Shares.  Any such additional purchases or sales of Class A Shares may be in open market or privately negotiated transactions or otherwise.

On the day of each annual stockholder meeting of CompX, each of its eligible directors elected on that date receives a grant of Class A Shares pursuant to a formula based on the closing price of a Class A Share on the date of the meeting.

Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows.

(a) The following entities or persons directly hold the following Class A Shares:

Reporting Persons	Class A Shares Directly Held

NL	10,755,104
Contran	5,900
Kronos Worldwide	3,000
Total	10,764,004

By virtue of the relationships described under Item 2 of this Statement:

(1) NL, Kronos Worldwide, Valhi and Dixie Rice may each be deemed to be the beneficial owner of the 10,758,104 Class A Shares (approximately 86.5% of the Outstanding Class A Shares) that NL and Kronos Worldwide hold directly; and

(2) Contran, Ms. Simmons and the Family Trust (and the Trustee, in its capacity as trustee of the Family Trust) may be deemed to be the beneficial owner of the 10,764,004 Class A Shares (approximately 86.5% of the Outstanding Class A Shares) that NL, Contran and Kronos Worldwide hold directly.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D, except (with respect to the applicable Reporting Person only) for the Class A Shares such Reporting Person holds directly.

In addition, each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of Valhi, NL, Kronos Worldwide and/or CompX (collectively, the “Companies”) or any securities of any of the Companies or (ii) a member of any syndicate or group with respect to any of the Companies or any securities of any of the Companies.

(b) By virtue of the relationships described in Item 2 of this Statement:

(1) NL, Kronos Worldwide, Valhi and Dixie Rice may each be deemed to share the power to vote and direct the disposition of the 10,758,104 Class A Shares (approximately 86.5% of the Outstanding Class A Shares) that NL and Kronos Worldwide hold directly; and

(2) Contran, Ms. Simmons and the Family Trust (and the Trustee, in its capacity as trustee of the Family Trust) may be deemed to share the power to vote and direct the disposition of the 10,764,004 Class A Shares (approximately 86.5% of the Outstanding Class A Shares) that NL, Contran and Kronos Worldwide hold directly.

The Reporting Persons understand, based on ownership filings with the SEC or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own beneficially the Class A Shares as indicated on Schedule C to this Statement.

(d) NL, Contran and Kronos Worldwide each has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Class A Shares it directly holds.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and supplemented as follows.

The information included in Items 2, 4 and 5 of this Statement is hereby incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended and supplemented as follows.

Exhibit 1*	Contran Corporation Amended and Restated Stockholders Agreement dated September 3, 2019.
Exhibit 2
Joint Filing Agreement dated as of September 4, 2019 (incorporated by reference to Exhibit 2 to Amendment No. 78 to Schedule 13D regarding the common stock of CompX International Inc. (Securities Exchange Act File No. 1-13905) that was filed with the U.S. Securities and Exchange Commission on September 4, 2019 by the Reporting Persons and the late Serena Simmons Connelly)

*  Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 28, 2020

/s/ Lisa K. Simmons
Lisa K. Simmons

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 28, 2020

/s/ Robert D. Graham
Robert D. Graham, Signing in the capacities listed on Schedule “A” attached hereto and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 28, 2020

Harold C. Simmons Family Trust No. 2

By:	Tolleson Private Bank, not in its individual capacity but solely as trustee of the Harold C. Simmons Family Trust No. 2

By: Name:	/s/ Tracey L. Reyes Tracey L. Reyes
Title:	Vice President, Director of Private Trust

SCHEDULE A

ROBERT D. GRAHAM, for the entities set forth below, as the officer stated:

Entity	Officer positions
Contran Corporation	President and Chief Executive Officer
Dixie Rice Agricultural L.L.C.	President and Chief Executive Officer
Valhi, Inc.	Vice Chairman of the Board, President and Chief Executive Officer
Kronos Worldwide, Inc.	Vice Chairman of the Board, President and Chief Executive Officer
NL Industries, Inc.	Vice Chairman of the Board and Chief Executive Officer

SCHEDULE B

The names of the directors and executive officers of Kronos Worldwide, NL, Valhi, Dixie Rice and Contran and their present principal occupations are set forth below.  Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

Name	Present Principal Occupation

Thomas E. Barry	Professor of marketing, emeritus at the Edwin L. Cox School of Business at Southern Methodist University; and a director of CompX and Valhi

Patty S. Brinda	Vice president and controller of NL

James W. Brown	Senior vice president and chief financial officer of Kronos Worldwide and Valhi

Clarence B. Brown, III	Vice president, general counsel and secretary of Kronos Worldwide; and vice president and secretary of NL

James Buch	Chief operating officer of Kronos Worldwide

Brian W. Christian	Executive vice president of Kronos Worldwide; and senior vice president of Contran

Benjamin R. Corona	President, global sales management of Kronos Worldwide

Steven S. Eaton	Vice president, internal control over financial reporting of CompX, Kronos Worldwide, NL and Valhi

Loretta J. Feehan	Chair of the board (non-executive) of CompX, Kronos Worldwide, NL and Valhi; and certified public accountant who consults on financial and tax matters

Robert D. Graham
Vice chairman of the board of CompX; vice chairman of the board and chief executive officer of NL; vice chairman of the board, president and chief executive officer of Kronos Worldwide and Valhi; chairman of the board, president and chief executive officer of Dixie Rice; and director, president and chief executive officer of Contran

Name	Present Principal Occupation

Jane R. Grimm	Vice president and secretary of CompX and Valhi

Tim C. Hafer	Senior vice president and controller of Kronos Worldwide

Bryan A. Hanley	Vice president and treasurer of CompX, NL, Kronos Worldwide, Valhi and Contran

John E. Harper	Private investor; and a director of Kronos Worldwide and NL

Terri L. Herrington	Private investor; and a director of CompX and Valhi

Janet G. Keckeisen	Vice president, corporate strategy and investor relations of Kronos Worldwide and Valhi

Patricia A. Kropp	Vice president, global human resources of Kronos Worldwide; vice president, employee benefits of NL; and vice president, human resources of Contran

Kelly D. Luttmer	Executive vice president and chief tax officer of CompX, Kronos Worldwide, NL, Valhi, Dixie Rice and Contran

W. Hayden McIlroy (1)	Private investor primarily in real estate; and a director of Valhi

Meredith W. Mendes	Executive director and chief operating officer of Jenner & Block LLP; and a director of Kronos Worldwide and NL

Cecil H. Moore, Jr.	Private investor; and a director of Kronos Worldwide and NL

Andrew B. Nace
Executive vice president of CompX, Kronos Worldwide and NL; executive vice president, general counsel and secretary of Valhi; and executive vice president, general counsel and secretary of Dixie Rice and Contran

Name	Present Principal Occupation

John R. Powers, III	Vice president and general counsel of NL

Courtney J. Riley	Vice president, environmental affairs of Kronos Worldwide; president of NL; executive vice president, environmental affairs of Valhi; and senior vice president, environmental affairs of Contran

Amy Allbach Samford	Vice president and chief financial officer of CompX and NL; and vice president and controller of Valhi and Contran

Michael S. Simmons	Vice president, finance of Kronos Worldwide; and vice president and chief accounting officer of Valhi

Lisa K. Simmons	Chair of the board of Contran

Thomas P. Stafford	Chairman of the NASA Advisory Council Task Force on the International Space Station Program; and a director of Kronos Worldwide and NL

John A. Sunny	Vice president and chief information officer of Kronos Worldwide; and vice president, information technology of Valhi and Contran

Gregory M. Swalwell	Executive vice president, chief financial officer and chief accounting officer of Dixie Rice and Contran

Mary A. Tidlund (2)	Private investor; and a director of CompX and Valhi

R. Gerald Turner (3)	President of Southern Methodist University; and a director of Kronos Worldwide

(1)	The principal business address for Mr. McIlroy is 25 Highland Park Village, Suite 100-341, Dallas, Texas 75205.

(2)	Ms. Tidlund is a citizen of Canada.

(3)	The principal business address for Dr. Turner is Southern Methodist University, Perkins Administration Bldg. #225, 6425 Boaz Lane, Dallas, Texas 75275.

SCHEDULE C

Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own Class A Shares, as outlined below:

Name	Class A Shares Held

Thomas E. Barry	4,600

Clarence B. Brown, III	-0-

James W. Brown	-0-

James Buch	-0-

Brian W. Christian	-0-

Benjamin R. Corona	-0-

Steven S. Eaton	-0-

Loretta J. Feehan	6,600

Robert D. Graham	2,000

Tim C. Hafer	-0-

Bryan A. Hanley	250

John E. Harper	-0-

Terri L. Herrington	2,600

Janet G. Keckeisen	-0-

Patricia A. Kropp	-0-

Kelly D. Luttmer	200

Meredith W. Mendes	-0-

W. Hayden McIlroy	-0-

Cecil H. Moore, Jr.	3,350

Andrew B. Nace	-0-

John R. Powers, III	-0-

Courtney J. Riley	-0-

Amy Allbach Samford	-0-

Lisa K. Simmons	-0-	(1)

Thomas P. Stafford	-0-

John A. Sunny	-0-

Gregory M. Swalwell	-0-

Mary A. Tidlund	4,600

R. Gerald Turner.	-0-

(1)
Does not include Class A Shares of which Ms. Simmons may be deemed to possess indirect beneficial ownership as described in Items 2 and 5(a) of this Statement.  Ms. Simmons disclaims beneficial ownership of all Shares.